
SCUM & VILLAINY
RENDEZVOUS
CANTINA
JOIN THE FLEET

SCUM AND VILLAINY CANTINA

Now Expanding the Ultimate Destination for Storytellers, Geeks, and Fans of Pop Culture

scumandvillainycantina.com Burbank, CA

Highlights

1. The original immersive, successful, multiverse fan experience in Hollywood operating over 8 years.

2. Hollywood location has YoY 20%+ growth w/ a solid foundation of regular fans & customers

3. A destination that has hosted events for Paramount, Nickelodeon,

3 A destination that has hosted events for Paramount, Nickelodeon, Roddenberry Foundation and more.

4 A podcast studio, streaming capabilities, and community spaces will feature in the new locations.

5 Theme park-level experience and accessible pricing that encourages repeat visits.

Featured Investors

 **Kevin Smith** Follow Invested $10,000

Kevin Smith is an acclaimed filmmaker, writer, and podcaster best known for creating the cult-classic Clerks as well as other hits like Mallrats, Chasing Amy, and Dogma. He is a beloved ambassador of nerd through is podcasts and shows.

"Some of the best nights of my life have been spent at the Scum and Villainy Cantina."

 **Adam Russell**
Syndicate Lead Follow Invested $5,000

Bassist of Story of the Year, host of Thank the Maker: A Star Wars Podcast, maker, writer, filmmaker.

"In the '60s, '70s, and '80s, Star Trek and Star Wars brought sci-fi from the margins of culture, fully into the mainstream, laying the foundation for the modern blockbuster. By the mid-2000s, nerd culture was no longer niche; it had become an undeniable, multigenerational, global force.

Now franchise IP commands global parks and mega-conventions, attracting hundreds of thousands at a time—high-cost, high-effort gatherings that few can access regularly. Meanwhile, sports culture is anchored by neighborhood bars in every city, open to fans week after week. Our fandoms want more.

Scum & Villainy revealed the demand, but it was just the beginning. Scum & Villainy: Rendezvous is an opportunity to begin filling the void, with a fan-funded, first-of-its-kind, permanent installation where fandom isn't just an event, but a living community —a multiverse of opportunity. We can make it so. May the Force be with us."

Team



James Reifenberg Creator/Managing Partner

Raised over 1 Million dollars in pre-sales for initial pop-up run of Scum and Villainy Hollywood.



Jennifer Smith Managing Partner/Designer

Designed Steven Spielberg's family restaurant in Los Angeles.

Scum & Villainy Cantina: Rendezvous, Our Next Frontier

A beloved, immersive sci-fi cantina experience is now primed for a galactic expansion.

Imagine a place where film lovers, gamers, cosplayers, and creators gather nightly for themed cocktails, trivia throw downs, live performances, and exclusive fan events, all wrapped in an authentic "other-worldly" vibe. That's **Scum & Villainy Cantina: Rendezvous.**

It's a battle-tested brand with a cult following, now expanding to a prime Los Angeles neighborhood with deep entertainment roots.

Join the Founders Fleet, help us launch **Rendezvous** and own a piece of the adventure.





Welcome to the evolution of community-driven entertainment. **Rendezvous** is a flagship experiential destination launching in Burbank, the heart of the entertainment industry and home to major studios, year-round creative talent, and millions of entertainment tourists.

This is **theme park-level immersion without the gate price**, combined with something no theme park can offer: a genuine creative community hub where fans and creators intersect, collaborate, support and celebrate together.

WHAT WE'RE BUILDING

The Rendezvous is the intersection of four powerful concepts:



*ARTISTIC RENDERING OF NEW LOCATION

A Community Gathering Space

Think of it as a sports bar for pop culture, or your local comic shop that builds community through exceptional food and drink rather than collectibles. This is networking without an agenda, where friendships form over shared passions.





A Creator-Fan Bridge

Where industry professionals can feel the pulse of their fandoms, connect authentically with their audiences, and discover emerging talent. Where fans can celebrate their passions without judgment and potentially meet the creators who inspire them.



A Creative Incubator

Equipped with live streaming capabilities, podcast recording spaces, and creative workshops, we provide the tools that empower the next generation of content creators. We're not just a place of consumption, we're a launchpad for creation.



A Family Destination

Parents can enjoy nostalgia-rich experiences that tickle their imagination while their kids explore freely in a safe, imaginative environment. No leashes required, unless your character calls for one.



Scum & Villainy's Rendezvous represents eight years of learning, growing, and refining what works in community spaces. It's the natural evolution of Scum and Villainy Cantina that takes everything that made the original concept successful and amplifies the community to flagship scale.

The name itself captures our mission: *Rendezvous* means "a meeting at an agreed time and place." We're creating the definitive meeting spot at the intersection of all fandoms, where diverse communities unite around what they have in common rather than what divides them.

In a world of infinite scrolling, physical, **shareable** experiences stand out. Our Rendezvous space is designed to be Instagrammable, TikTok-able, and partner-friendly for studios and fan communities. Additionally, the new space will incorporate a stage, podcast studio, and other community amenities to become the hub and newest center of our community - The Fleet.

WHY THIS MATTERS NOW


amc
IMAX
PREDATOR
BADLANDS

Location is destiny. Burbank offers unparalleled advantages:

- Home to thousands of production companies including Warner Bros, Netflix, Nickelodeon, and Cartoon Network.
- Consistent year-round entertainment tourism
- Thriving creative professional population seeking authentic community spaces
- Underserved market for experiential entertainment venues

The creator economy is exploding. Content creators need professional

The creator economy is exploding. Content creators need professional spaces to produce quality work. Fans want authentic experiences. Studios want to understand their audiences. The Rendezvous sits at the center of all three needs.

Community is the new currency. In an increasingly digital world, people crave genuine in-person connection around shared interests. We're building the place for that modern fandom community.

THE MULTIVERSE

The doors slide open with an industrial chunk-hiss.

Welcome to the multiverse.

You've just stepped through the airlock into something extraordinary.

You're standing inside what feels like a living holodeck. A curated collection where artifacts from every corner of fandom coexist in beautiful chaos. Familiar architecture from beloved universes mingles with exotic treasures that beg you to discover their stories. Overhead, memorabilia from generations of pop culture hangs like constellations. A crew member greets you by name and welcomes you aboard.

This is where epic meets everyday and everyone feels right at home.

As you navigate to your seat, everything invites exploration. Pull out your datapad (your phone) and scan the environment. Interactive menus materialize. Backstories unfold. The scene around you comes alive with layers of meaning and Easter eggs that reward the curious. Membership and status have their privileges.

But here's where it gets interesting.





THE FLEET

You're invited to join the Fleet. Take a personality and aptitude assessment that places you into one of our ship's squadrons. Your fellowship within the larger community. Suddenly, you're not just a guest. You're part of a crew. You belong to a group within the group, connected to like-minded fans who share your wavelength.

Return visits mean reuniting with your squadron, or connecting with new ones at other Outposts. New members mean expanding your crew. The random Tuesday visit becomes a gathering of your people.

This immersive venue transforms every visit into a narrative adventure, combining hospitality with participatory storytelling across multiple dimensions of geek culture.



PROGRAMMING

Nightlife & Social Events

- **Rotating Themed Nights**: Weekly programming that keeps the experience fresh and encourages repeat visits

- **Live DJ Sets**: Professional entertainment creating an energetic atmosphere

- **Trivia Tournaments**: Competitive events driving weeknight traffic and team participation

- **Cosplay Club**: Regular gatherings for costume enthusiasts, creating Instagram-worthy moments and exciting community experiences

- **HyperSpeed Dating**: Niche dating events for the sci-fi/fantasy community, tapping into an underserved market

- **Annual Magical Tournament**: Signature flagship event building anticipation and community investment year-round

Interactive Gaming & Storytelling

Interactive Gaming & Storytelling

- **Hosted D&D Games**: Professionally-run tabletop RPG sessions as well as locally branded sessions

- **Episodic Story Arcs**: Ongoing narratives that unfold across visits, encouraging customer loyalty and return visits

- **Secret Menus**: Discovery-based experiences that reward engaged customers and support the Rendezvous and Fleet themes

Creator & Maker Space Programming

A unique differentiator positioning the venue as a creative hub, not just a bar:

- **Mini Painting Workshops**: Tabletop gaming miniature painting classes

- **3D Printing Sessions**: Introduction to emerging technology for props and cosplay

- **Mold Making & Prop Painting**: Professional techniques for replica creation

- **Cosplay Armor Construction**: Specialized workshops for costume builders

- **Concept Art & Drawing Classes**: Creative skill development for aspiring artists

Professional Development & Media

Revenue-generating programming that extends the brand beyond physical space:

- **Podcasts**: On-site recordings creating content marketing and potential sponsorship opportunities

- **Directing Workshops**: Film and content creation education

- **"Nerd Business" Seminars**: Entrepreneurship for creative industries

- **Writers Workshops**: Community-building for aspiring authors and screenwriters

Family & Youth Programming

Expanding market reach and building generational loyalty:

- **Geeky Crafting for Kids**
- **Kids Programming**: Daytime family-friendly events such as super hero training, Hero/Princess Storytime, and additional programming opportunities

Culinary Experiences

- **Cocktail Classes**: Mixology education tied to themed drinks
- **Food Classes**: Culinary experiences connected to sci-fi/fantasy cuisines

Special Events & Performances

High-value occasional programming:

- **Cameo Performances**: Guest appearances by actors, creators, or influencers
- **Film Screenings**: Q&A events with top industry talent, positioning the venue as an industry hub
- **Live Events with Creators**: Podcast and live events streamed across the universe from our local creators



YOUR MEMBERSHIP

By joining The Fleet you not only join a squad, but membership has privileges. Each investment level entitles members to privileges and experiences not always available to casual customers.

UNLOCK NEW PERKS AT FUNDRAISING LEVELS

250K+ 500K+ 750K+

1M+ 2M+ 3M+

$100+ INVESTMENT





TIER 1: TRADER

- EXCLUSIVE DISCORD SERVER ACCESS (WEEKLY READ BY OWNERS FOR SUGGESTIONS AND COMMUNITY ENGAGEMENT)

- FOUNDERS PLAQUE RECOGNITION (YOUR NAME IMMORTALIZED ON PERMANENT DISPLAY)

- LIMITED EDITION BACKER CHALLENGE COIN (EXCLUSIVE DESIGN, NEVER REPRODUCED)

- ACCESS TO BACKERS ONLY TRADER'S OUTPOST: 20% OFF GIFT CARD ($100 VALUE FOR $80), EXCLUSIVE INVESTOR-ONLY MERCHANDISE, BACKER NAME BADGET AVAILABLE FOR PURCHASE

- ?? MYSTERY PERK ??

$250+ INVESTMENT

TIER 2: SMUGGLER

ALL UNLOCKED LOWER TIER PERKS, PLUS:

- PRE-SALE WINDOW ACCESS (48-HOUR EARLY ACCESS TO ALL TICKETED EVENTS BEFORE GENERAL PUBLIC)

- PRIVATE LIVESTREAM ACCESS (EXCLUSIVE STREAMS OF SPECIAL EVENTS YOU CAN'T ATTEND IN PERSON)

- PERSONALIZED VIDEO MESSAGE (CHOOSE FROM: J.C. REIFENBERG, OR BRIAN KESINGER) +
  VIRTUAL DRAWING CLASS WITH BRIAN KESINGER (LEARN FROM A MASTER ARTIST)

- ACCESS TO BACKERS ONLY TRADER'S OUTPOST
  - UPGRADE TO 30% OFF GIFT CARD ($100 VALUE FOR $70)
  - EXCLUSIVE MERCHANDISE ONLY AVAILABLE TO BACKERS

$500+ INVESTMENT



TIER 3: BOUNTY HUNTER

ALL UNLOCKED LOWER TIER PERKS, PLUS:

RESERVED TABLE ACCESS (PRIORITY SEATING FOR TRIVIA, KARAOKE, AND BUSY NIGHTS - FIRST-COME AMONG TIER HOLDERS) +
SPECIAL EVENT TICKET DISCOUNT (20% OFF ALL TICKETED EVENTS)

PERSONALIZED VIDEO MESSAGE UPGRADE (ADDITIONAL OPTIONS: TODD STASHWICK, VANESSA MARSHALL)

EXCLUSIVE QUARTERLY TIER 3 AND HIGHER BACKER EVENTS (BACKER-ONLY GATHERINGS, 4X PER YEAR) +
THEMED COSPLAY PARTY INVITATIONS (X-MEN, STAR WARS, STAR TREK, LOTR NIGHTS)

BEHIND-THE-SCENES PODCAST ACCESS (HANG OUT ON ZOOM DURING POD OF REBELLION RECORDING OR SIMILAR PODCAST) - LIMITED TO FIRST 200

ACCESS TO BACKERS ONLY TRADER'S OUTPOST
- UPGRADE TO 35% OFF GIFT CARD ($100 VALUE FOR $65)
- EXCLUSIVE MERCHANDISE ONLY AVAILABLE TO BACKERS

$1000+ INVESTMENT



TIER 4: SQUADRON LEADER

ALL UNLOCKED LOWER TIER PERKS, PLUS:

CUSTOM WANTED POSTER (YOUR FACE ON PROJECTION SCREENS IN BOTH VENUES WITH CUSTOM BACKSTORY)

VIRTUAL WORKSHOP (CHOOSE ONE):
- WRITERS WORKSHOP WITH MARC BERNARDIN
- VOICE-OVER MASTERCLASS WITH VANESSA MARSHALL
- BOARD GAME DESIGN WITH JOHN D. CLAIR

15-MINUTE ZOOM HANGOUT UPGRADE (CHOOSE ONE: KEVIN SMITH, TODD STASHWICK, VANESSA MARSHALL, OR J.C. REIFENBERG)

WEFUNDER BACKER OPEN BAR PARTY INVITATION
LIMITED TO FIRST 200



$2,500+ INVESTMENT

TIER 5: STARSHIP CAPTAIN

ALL UNLOCKED LOWER TIER PERKS, PLUS:

CUSTOM PROP OR MERCH SUGGESTION (DESIGN A PROP WITH BACKSTORY TO BE DISPLAYED IN THE BAR - EXAMPLES: JUDGE DREDD HELMET, FIFTH ELEMENT STONES) OR MERCH DESIGN - LIMITED TO FIRST 25 INVESTORS **ALL CLAIMED**

KEVIN SMITH MYSTERY PERK (ANNOUNCING SOON!)* - LIMITED TO FIRST 50 INVESTORS

CARBONITE FACE ON WALL (YOUR FACE IMMORTALIZED IN THE BAR'S PERMANENT DECOR) - LIMITED TO FIRST 50 INVESTORS

ESCAPE ROOM MYSTERY NIGHT FOR YOU AND UP TO 5 GUESTS

(EXCLUSIVE BACKER EVENT)*

*EVENT HAS LIMITED SPACE AND NOT GUARANTEED. SPOTS RESERVED ON A FIRST COME FIRST SERVED BASIS.

$5,000+ INVESTMENT

TIER 6: COMMANDER

ALL UNLOCKED LOWER TIER PERKS, PLUS:

SHOOT YOUR SHORT FILM AT SCUM AND VILLAINY (UP TO 8 HOURS OF LOCATION ACCESS AT EITHER CANTINA OR RENDEZVOUS) - LIMITED TO FIRST 5 INVESTORS **ALL CLAIMED**

GUEST SPOT ON YOUR PODCAST* (KEVIN SMITH APPEARS ON YOUR SHOW*) - LIMITED TO FIRST 25 INVESTORS (10 REMAINING)





*LIMITED TO 15-20 MINUTE INTERVIEWS AND SUBJECT TO AVAILABILTY AND APPROPRIATE CONTENT ALIGNMENT

$10,000+ INVESTMENT

TIER 7: GENERAL

ALL UNLOCKED LOWER TIER PERKS, PLUS:

$12 COCKTAILS FOR LIFE (ANY REGULAR MENU COCKTAIL, VALID AT BOTH LA LOCATIONS, NON-TRANSFERABLE)

EXTENDED & UPGRADED FILM SHOOT ACCESS (UP TO 16 HOURS OF LOCATION ACCESS FOR YOUR PRODUCTION) ALL CLAIMED

GET DIRECTED BY KEVIN SMITH (APPEAR IN A COMMERCIAL FOR SAVC RENDEZVOUS - MUST TRAVEL TO LA)

TO LA)

- MUSEUM-QUALITY COMMISSION FROM BRIAN KESINGER MEDIUM-SIZED OR EQUIVALENT CUSTOM ARTWORK) LIMITED TO FIRST 15 INVESTORS
- ULTIMATE DINNER EXPERIENCE (PRIVATE DINNER AT RENDEZVOUS WITH KEVIN SMITH, VANESSA MARSHALL, TODD STASHWICK, AND FOUNDERS J.C. AND JEN - LIMITED TO 6 GUESTS TOTAL)* SUBJECT TO AVAILABILITY, LIMITED TO FIRST 10 INVESTORS

$25,000+ INVESTMENT

TIER 8: ADMIRAL

ALL UNLOCKED LOWER TIER PERKS, PLUS:

- PERMANENT LEGACY PLAQUE (DEDICATED PROMINENT PLACEMENT WITH CUSTOM MESSAGE ABOUT YOUR CONTRIBUTION)
- CREATE YOUR OWN SQUADRON, SERVE AS THE FIRST SQUADRON LEADER FOR 1 YEAR* - LIMITED TO FIRST 4 INVESTORS

- UPGRADED EXTENDED ZOOM HANGOUTS (30 MINUTES EACH WITH KEVIN SMITH, TODD STASHWICK, VANESSA MARSHALL)

- MULTIPLE WORKSHOP PACKAGE (ALL VIRTUAL WORKSHOPS: MARC BERNARDIN WRITING, VANESSA MARSHALL VO, JOHN D. CLAIR GAME DESIGN, BRIAN KESINGER ART CLASS)

- LEGACY COMMISSION FROM BRIAN KESINGER LARGE-SIZED MUSEUM CENTERPIECE OR MULTIPLE EQUIVALENT VALUE WORKS)

$50,000+ INVESTMENT



TIER 9: GRAND ADMIRAL

ALL UNLOCKED LOWER TIER PERKS AT TIER 8 AND BELOW PLUS:

- PATRON PRIORITY FOR RESERVING THE PRIVATE DINING ROOM ONCE PER YEAR*.

- NAMING RIGHTS TO A BOOTH OR AVAILABLE TABLE**. LIMITED TO FIRST 4 INVESTORS.

*FOOD & BEVERAGE MINIMUM NOT INCLUDED. VENUE EVENT BLACKOUT DATES APPLY.
**CHOSEN NAME(S) MUST BE APPROVED AND ADHERE TO PREVAILING TERMS AND CONDITIONS.

$100,000+ INVESTMENT


TIER 10: SECTOR COMMANDER
ALL UNLOCKED LOWER TIER PERKS AT TIER 8 AND BELOW PLUS:
PATRON PRIORITY FOR RESERVING THE UPSTAIRS ROOM FOR A PRIVATE EVENT ONCE PER YEAR WITH NO VENUE FEES.*
NAMING RIGHTS TO ONE OF 3 ROOMS, THE BAR OR THE PEOPLE MOVER DEVICE (ELEVATOR)**.
LIMITED TO FIRST 4 INVESTORS.
ALTERNATIVELY, INVESTOR CAN CHOOSE UP TO 2 TABLES OR BOOTHS (IF AVAILABLE).
*FOOD & BEVERAGE MINIMUM NOT INCLUDED. VENUE EVENT BLACKOUT DATES APPLY.
**CHOSEN NAME(S) MUST BE APPROVED AND ADHERE TO PREVAILING TERMS AND CONDITIONS.

STRETCH GOAL BONUSES

Unlocked for ALL backers when funding milestones are reached:

At $750K:

- Enhanced quarterly VIP events with celebrity appearances
- Additional celebrity Zoom hangout opportunities to be scheduled

At $1M:

- Expansion location planning begins with backer input across the United States
- Lifetime 20% discount on all merchandise for all backers

THE CANTINA EXPERIENCE





Digital Menu Board



COCKTAILS
RING OF POWER: $14
Buffalo Trace, Peach Schnapps, Sparkling Wine, Peach Bitters
THE STARBUCK: $13
Melon Liqueur, Banana Liqueur, Vodka, Pineapple Juice, Sour, Sprite, Topped with Whipped Cream and Sprinkles
SUPER SAIYAN: $11
Melon Liqueur, Banana Liqueur, Vodka, Pineapple
WITNESS ME, FURIOSA: $11
Melon Liqueur, Banana Liqueur, Vodka, Pineapple
ASGARDIAN ALE: $11
Old Crow, Lemon Juice, Simple Syrup, Kellerweis
LOKI: $13
Tanteo Jalepeno, Triple Sec, Lime Juice, Cucumber, Agave "SPICY"
BLACK WIDOW: $13
Infused Mango Habanero, Strawberry Puree, Triple Sec, Lime Juice, Agave "SPICY"
TIKI TEMPLE OF DOOM: $15
Screwball*, Cruzan Coconut Rum, Banana Liquor, Cream of Coconut, Topped with Cinnamon and Mint *Nut Allergy
SWINDLER'S DELIGHT:
For "Card players, gamblers, scoundrels. You'll like it!" Prove there's no such thing as luck! Ask the bartender to test your knowledge for a free shot.
Tito's vodka, Chambord, Lime Juice, Ginger Beer

THE OPPORTUNITY



A Business Model Ready for Global Expansion: After 8 years, Scum & Villainy Cantina has sustained the test of time with a growing community. While other hospitality establishments have struggled in a post-covid era, Scum & Villainy is charging ahead with a passionate fan base.



These projections assume that the new Burbank location will meet and exceed the revenue of the Hollywood location due to the better location, larger space, and additional revenue opportunities of the Burbank location.

OUR TEAM





J.C. REIFENBERG,
CREATOR

J.C. Reifenberg is an entrepreneur best known as the creator of the Scum & Villainy Cantina, a celebrated geek bar that has become a hub for pop culture fans in Hollywood. Reifenberg's work bridges filmmaking, fandom, and immersive storytelling. As both a creative and community builder, he continues to champion the spirit of nerd culture—celebrating the stories and fans that connect galaxies of imagination.



JEN SMITH,
DESIGNER

Jen Smith is the creative force behind Untitled Interiors, where she transforms spaces with a blend of ease, refined detail, and cinematic storytelling—most notably designing the iconic Scum & Villainy Cantina in Hollywood, The Milky Way restaurant for the Spielberg family, and the Public School restaurants. Her holistic approach extends beyond interiors to include every visual and tactile element, from the atmosphere and finishes to the branding and menu design. A thoughtful designer and collaborator, she approaches every project as a narrative, ensuring each space tells a story that is as personal, immersive, and memorable as the people who inhabit it.

ADVISORS





KEVIN SMITH,
FILMMAKER & PODCASTER

Kevin Smith is an acclaimed filmmaker, writer, and podcaster best known for creating the cult-classic Clerks and the interconnected "View Askewniverse," which includes hits like Mallrats, Chasing Amy, and Dogma. His work helped usher in a new era of indie filmmaking in the 1990s, blending sharp dialogue, irreverent humor, and authentic fan culture. Beyond film, Smith has become a beloved ambassador of nerdom, celebrating fandom through his podcasts, live shows, and pop culture ventures that champion the geek community.



JUSTIN SONFIELD,
CEO, RSVLTS

CEO of RSVLTS Pop Culture and Lifestyle Apparel. Former CEO of Jonathan Adler Worldwide growing the brand 2X with an exit to Consortium Brands in 2024. Former President of the Company Store fueling growth leading to an exit with the Home Depot. In his free time he has led the 501st legion as the Legion Commanding Officer for the last 4 years.



TODD STASHWICK,

ACTOR, WRITER, DUNGEON MASTER

Todd is an actor, writer, dungeon master. His roles as Captain Liam Shaw in Star Trek: Picard and Deacon in 12 Monkeys,he will also be starring alongside Paul Bettany in the upcoming Marvel's VisionQuest on Disney+. He's currently co-writer on the video game Marvel 1943: Rise of Hydra. Todd is an old school DnD player from the late 70s. He has co-created the D&D inspired tiki cocktail book Mystic Libations After a phenomenally successful Kickstarter he and his creative partner Davidi Nett, are currently hard at work on their multimedia TTRPG project ProgCore Fantasy: Dark Age of Theer.

HEAR FROM OUR COMMUNITY


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OUR VISION

At our core, we believe a community should generate more value than it consumes. While we'll serve exceptional food and drinks, our true measure of success is the output: friendships forged, skills learned, collaborations sparked, and creators launched.

We're creating a space where:

- An aspiring writer meets their future collaborator over themed cocktails
- A family bonds over shared fandoms across generations

- A studio executive discovers what their audience truly wants

- A podcaster records their breakthrough episode

- A child's imagination ignites, setting them on a creative path

This is about **belonging, not just a business.** About **celebration, not just a new location.** We're about building a safe haven where people can be authentically, joyfully themselves.



Your investment powers more than a restaurant and bar. You're funding:

- A flagship destination in the entertainment capital's backyard

- A creative community hub serving thousands of fans and industry professionals

- A scalable concept that can expand to other entertainment hubs

- A brand that stands for inclusivity, creativity, and authentic fandom celebration

The Rendezvous is where fandom comes home. Where creativity meets community. Where the next generation of entertainment magic begins.